Exhibit 99.1

Consolidated statement of comprehensive income

For the six months ended June 30:

kEUR	2023	2022
Continuing operations
Revenue	38,276	9,431
Cost of sales	-38,807	-14,255
Gross profit (loss)	-531	-4,824
Research and development expenses	-1,659	-1,030
Selling and general administrative expenses	-16,284	-12,706
Impairment losses on trade receivables and contract assets	-596	-141
Other income	1,913	7,080
Other expenses	-2,835	-384
Operating result	-19,992	-12,005
Finance income	136	5,023
Finance expenses	-10,936	-161
Net finance result	-10,800	4,862
Result before tax	-30,792	-7,143
Income tax benefits (expenses)	1,999	-166
Result for the period	-28,793	-7,309
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences	51	43
Other comprehensive income for the period, net of tax	51	43
Total comprehensive income for the period	-28,742	-7,266
Profit (loss) attributable to:
Shareholders of the parent	-28,793	-7,309
Non-controlling interests	-	-
Total comprehensive income attributable to:
Shareholders of the parent	-28,742	-7,266
Non-controlling interests	-	-
Earnings (loss) per share (in EUR)	-	-
Diluted	-0.59	-0.15
Basic	-0.59	-0.15

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

As of June 30, 2023, foreign currency gains are presented as part of other operating income and foreign currency losses as part of other operating expenses. As of June 30, 2022, foreign currency gains had been presented as part of finance income whereas foreign currency losses had been presented as part of finance expense. Therefore, prior year figures have been adjusted accordingly to reflect the adjustment in presentation.

Consolidated statement of financial position

ASSETS	Jun. 30,	Dec. 31,
kEUR	2023	2022
Intangible assets	23,514	22,059
Right-of-use assets	3,572	3,366
Property, plant, and equipment	6,161	5,390
Other investments (non-current)	245	3,373
Trade and other receivables (non-current)	4	4
Deferred tax assets	-	-
Non-current assets	33,496	34,192
Inventories	61,682	53,137
Contract assets	-	6
Trade and other receivables (current)	26,860	17,666
Cash and cash equivalents	13,964	34,441
Current assets	102,506	105,250
Total assets	136,002	139,442

EQUITY AND LIABILITIES	Jun. 30,	Dec. 31,
kEUR	2023	2022
Share capital	4	4
Capital reserves	217,292	216,815
Other equity	95	45
Retained earnings	-136,117	-117,211
Profit (loss)	-28,793	-18,906
Equity attributable to owners of the Company	52,481	80,747
Non-controlling interests	-	-
Total equity	52,481	80,747
Lease liabilities (non-current)	2,849	2,635
Warrant liabilities (non-current)	14,138	2,439
Trade and other payables (non-current)	171	150
Contract liabilities (non-current)	101	138
Other provisions (non-current)	7,754	6,719
Deferred tax liabilities	2,227	4,241
Non-current liabilities	27,240	16,322
Lease liabilities (current)	856	842
Loans and borrowings (current)	10,872	-
Tax liabilities	190	190
Trade and other payables (current)	19,752	15,702
Contract liabilities (current)	22,686	23,583
Other provisions (current)	1,925	2,056
Current liabilities	56,281	42,373
Total liabilities	83,521	58,695
Total equity and liabilities	136,002	139,442

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

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